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                                                                   Exhibit 3 (i)

                            CERTIFICATE OF AMENDMENT
                               BY SHAREHOLDERS TO
                                   ARTICLES OF
                                BELMONT BANCORP.
                              Charter Number 599182

Wilbur R. Roat, who is the President of the above named Ohio corporation organized for profit, does hereby certify that a meeting of the shareholders was duly called and held on May 20, 2002, at which meeting a quorum of the shareholders was present in person or by proxy, and that by the affirmative vote of the holders of shares entitling them to exercise 80.2% of the voting power of the corporation, the following resolution to amend the articles was adopted:

RESOLVED, that Article Thirteenth, Subparagraph (1), of the Articles of Incorporation be amended as follows:

Section 1: The property, business, and affairs of the Corporation shall be managed and controlled by the Board of Directors. The number of directors of the Corporation (exclusive of directors to be elected by the holders of one of more series of Preferred Stock voting separately as a class or classes) shall not be less than seven (7) nor more than fifteen (15), the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the whole Board of Directors. As used in this Article, the term "whole Board" means the total number of directors which the Corporation would have if there were no vacancies.

IN WITNESS WHEREOF, the above named officer, acting for and on behalf of the corporation, has hereunto subscribed his name on June 4, 2002.

                                                           /s/ Wilbur R. Roat
                                                           By:  Wilbur R. Roat
                                                           President